Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

June 15, 2021

Ms. Deborah O’Neal

Ms. Mindy Rotter

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Large Cap Growth Fund, Inc. Registration Statement on Form N-14 File No. 333-255985

Dear Mses. O’Neal and Rotter:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the registration statement filed on Form N-14 (the “Registration Statement”) for AB Large Cap Growth Fund, Inc. (the “Registrant” or “Acquiring Fund”). The Registration Statement, which was filed with the SEC on May 11, 2021, relates to the reorganization of AB FlexFee™ Large Cap Growth Portfolio (the “Acquired Fund”), a series of AB Cap Fund, Inc., into the Acquiring Fund (the “Reorganization”).

You provided separately the Staff’s comments to me by telephone on May 28, 2021 and June 10, 2021. Defined terms used herein are as defined in the Registration Statement. Responses to each of the Staff’s comments are set forth below. Changes referenced will be reflected in a Rule 497 filing.

Questions and Answers

Comment 1:	The Staff notes that “Acquired Fund” and “Acquiring Fund” are defined terms, but that the disclosure in the response to Question 4 and elsewhere in the Prospectus/Proxy Statement (e.g., footnotes to the Fee Table) includes references to “the Fund.” Because “Fund” is not defined, its use in certain instances is potentially confusing as to whether the Acquired Fund or Acquiring Fund is being referenced. Registrant should review such references and identify the “Fund” as the Acquired Fund or the Acquiring Fund as necessary to clarify the relevant discussion.
Response:	Registrant has reviewed and modified certain disclosures as requested, in response to this comment.

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Comment 2:	In the response to Question 4, the last bullet point in the first paragraph indicates that the Reorganization “will allow” shareholders to benefit from economies of scale. Because this cited benefit is not guaranteed and may not occur, the disclosure should be revised accordingly.
Response:	Registrant has revised the disclosure as requested in response to this comment.
Comment 3:	In the response to Question 6, please clarify supplementally the extent to which the Acquired Fund will pay, or the Adviser may recoup, expenses of the Reorganization. The disclosure suggests that shareholders of the Acquired Fund will not pay expenses of the Reorganization.
Response:	In addition to the section “Questions and Answers,” disclosure regarding payment of expenses related to the Reorganization appears in the Proxy Statement under “Information About the Transaction – Description of the Plan” and “Information About the Transaction – Reasons for the Reorganization.” The disclosure makes clear that all expenses of the Reorganization will be borne by the Adviser, except for fees and expenses of independent counsel to the Directors who are not “interested persons” of a Fund, but that, due to the Adviser’s expense limitation undertaking for the Acquired Fund, the Acquired Fund would only pay such expenses if the Acquired Fund’s assets increase substantially prior to the Reorganization. Given the size of the Acquired Fund, Registrant believes it is highly unlikely that the Acquired Fund’s expense ratio will fall below the expense limitation prior to the Reorganization.

Prospectus/Proxy Statement

Comment 4:	Disclosure in the Fee Table states that the Acquired Fund has an expense limitation agreement and indicates that certain expenses may be recouped by the Adviser under a reimbursement provision pursuant to the expense limitation agreement. Please confirm that the Acquiring Fund has no similar expense limitation agreement, in particular one that includes a three-year recoupment arrangement with terms similar to the arrangement described for the Acquired Fund.
Response:	Registrant confirms that the Acquiring Fund, unlike the Acquired Fund, has no expense limitation agreement or attendant recoupment arrangement.

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Accounting Comments

Prospectus/Proxy Statement

Comment 5:	For the Fee Table, please confirm in correspondence that fees presented represent “current fees.”
Response:	The Fee Table shows expense data for the Acquired Fund and the Acquiring Fund for the semi-annual period ended January 31, 2021, the date of the most recent semi-annual period end for the Acquiring Fund. Pro forma expense information is based on data from the Acquired Fund and the Acquiring Fund for such period. Registrant believes that the fees presented in the Fee Table represent current fees, as required by Item 3(a) of Form N-14.
Comment 6:	The Registrant included Acquired Fund Advisor Class (Hypothetical Expenses Reflecting Maximum Advisory Fee) information in the Fee Table, but such information is not reflected in the hypothetical expense example. Please explain in correspondence why this information was not included in the disclosure and consider updating the disclosure in a Rule 497 filing.
Response:	In response to this comment, information for Acquired Fund Advisor Class (Hypothetical Expenses Reflecting Maximum Advisory Fee) will be included in the hypothetical expense example in a Rule 497 filing.
Comment 7:	In the Capitalization Table under Appendix F, the Staff noted apparent rounding differences in the footing and cross-footing totals. Please review the amounts disclosed and confirm in correspondence that all are correct. If not correct, please update the disclosure in a Rule 497 filing.
Response:	Registrant has reviewed the amounts disclosed in the Registration Statement and will revise certain numbers for the Rule 497 filing. Registrant confirms, however, that there were also rounding differences in the footing and cross-footing totals in the Registration Statement. Registrant states that, in the Rule 497 filing, such rounding differences will remain and that all amounts will be correct.

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Statement of Additional Information

Comment 8:	The financial statements noted in the filing are incorporated by reference. However, no live hyperlinks appear to have been included. Please confirm in correspondence that the required hyperlinks will be added in a Rule 497 filing as soon as possible.
Response:	Registrant confirms that the required hyperlinks will be included in a Rule 497 filing as soon as possible.
Comment 9:	Please disclose under “Supplemental Financial Information” the determination of the legal, performance and accounting survivor. Please confirm in correspondence that such disclosure will be added in a Rule 497 filing as soon as possible.
Response:	Registrant confirms that the requested disclosure will be included in a Rule 497 filing as soon as possible.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Eric C. Freed, Esq. Paul M. Miller, Esq.